SE 09058237 MISSION
Washing

SEC Mail Processing Section
FEB 27 2008
Washington, DC
101

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... 12.00 | |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67384 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Monarch Bay Associates, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30950 Rancho Viejo Road, #120
(No. and Street)

San Juan Capistrano, CA 92675
(City) (State) (Zip Code)

WILLIAM K. ODELSON
Commission # 1812084
Notary Public - California
Orange County
My Comm. Expires Oct 1, 2012

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Keith Moore 949-373-7281
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Elizabeth Tractenberg, CPA**
(Name – *if individual, state last, first, middle name*)

| **3832 Shannon Road** | **Los Angeles,** | **CA** | **90027** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| **FOR OFFICIAL USE ONLY** |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Keith Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Monarch Bay Associates, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRINCIPAL

Title

Notary Public

WILLIAM N. ODELSON
Commission # 1812084
Notary Public - California
Orange County
My Comm. Expires Oct 1, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

# ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2008

MONARCH BAY ASSOCIATES, LLC

30950 Rancho Viejo Road, Suite 120
San Juan Capistrano, CA 92675

CONTENTS

**Elizabeth Tractenberg, CPA**
**3832 SHANNON ROAD**
**LOS ANGELES, CALIFORNIA 90027**
**323/669-0545 – Fax 323/669-0575**
**elizabeth@tractenberg.net**

INDEPENDENT AUDITOR'S REPORT

Members
Monarch Bay Associates, LLC
San Juan Capistrano, CA 92675

I have audited the accompanying statement of financial condition of Monarch Bay Associates, LLC (the Company) as of December 31, 2008 and related statements of operations, cash flows, and changes in members' equity for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2008 and the results of its operations, cash flows and members' equity for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Page 8 includes supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 20, 2009

MONARCH BAY ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

| | | | |
|---|---|---|---|
| Cash - checking | | $ | 7,627 |
| Accounts receivable | | | 3,000 |
| Security deposits | | | 1,171 |
| Securities | | | 2,029 |
| TOTAL ASSETS | | $ | 13,827 |

LIABILITIES AND MEMBERS' EQUITY

| | | | | |
|---|---|---|---|---|
| LIABILITIES | | | | |
| Accounts payable and accrued expenses | | | $ | 1,625 |
| TOTAL LIABILITIES | | | | 1,625 |
| MEMBERS' EQUITY | | | | |
| Paid in capital | $ | 86,500 | | |
| Retained earnings (deficit) | | (74,298) | | 12,202 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | | | $ | 13,827 |

See Accompanying Notes to Financial Statements

MONARCH BAY ASSOCIATES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

| | |
|---|---|
| REVENUES | |
| Private placement commissions | $ 76,889 |
| Advisory services | 143,760 |
| Gains and losses | (11,180) |
| TOTAL REVENUES | 209,469 |
| OPERATING EXPENSES - see page 9 | 212,038 |
| INCOME(LOSS) BEFORE TAX | (2,569) |
| PROVISION FOR STATE TAXES | 800 |
| NET INCOME (LOSS) | $ (3,369) |

See Accompanying Notes to Financial Statements

MONARCH BAY ASSOCIATES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

| | Contributed Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|
| Balance, December 31, 2007 | $ 86,500 | $ (70,929) | $ 15,571 |
| Capital contribution | 0 | | 0 |
| Net Income (loss) | | (3,369) | (3,369) |
| Balance, December 31, 2008 | $ 86,500 | $ (74,298) | $ 12,202 |

See Accompanying Notes to Financial Statements

MONARCH BAY ASSOCIATES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

| | |
|---|---|
| Cash Flows from Operating Activities: | |
| Net loss | $ (3,369) |
| | |
| Changes in operating assets and liabilities: | |
| Accounts receivable | (3,000) |
| Accounts payable and accrued expenses | (8,652) |
| | |
| Net cash used in operating activities | (15,021) |
| | |
| Cash Flows for Investing Activities: | |
| Investments in securities | (2,014) |
| | |
| Net Cash Used in Investing Activities | (2,014) |
| | |
| Net decrease in cash | (17,035) |
| | |
| Cash at beginning of year | 24,662 |
| | |
| Cash at end of year | $ 7,627 |

SUPPLEMENTAL INFORMATION

| | |
|---|---|
| Interest paid | $ 0 |
| Income taxes paid | $ 800 |

See Accompanying Notes to Financial Statements

MONARCH BAY ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

## NOTE 1 - NATURE OF BUSINESS

Monarch Bay Associates, LLC (the "Company") was incorporated in the State of California in 2006 and is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Agency ("FINRA") as a broker-dealer. The Company specializes in enhancing the value of emerging growth companies through capital raising, capital structuring, mergers and acquisitions, and expert strategic consulting. The Company's primary objective is to achieve superior returns for stakeholders of client companies.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Revenue Recognition** – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

**Income taxes** – The Company is treated as a partnership for federal income tax purposes. Consequently, Federal income taxes are not payable by or provided by the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company.

The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include an $800 minimum.

**Investments** - Investments in securities, if any, are valued at cost.

**Use of estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates

## NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), as defined under such provisions. See page 9 for the computation of net capital.

NOTE 4 – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15C3-3

A computation of reserve requirements in not applicable to Monarch Bay Associates, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

NOTE 5 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Information relating to possession or control requirements in not applicable to Monarch Bay Associates, LLC as the Company is exempt under Rule 15c3-3 (k)(2)(i).

MONARCH BAY ASSOCIATES, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2008

| | | |
|---|---|---|
| COMPUTATION OF NET CAPITAL | | |
| Total ownership equity from statement of financial condition | $ | 12,202 |
| Non allowable assets: | | |
| Accounts receivable | | (3,000) |
| Security deposit | | (1,171) |
| Preferred stock | | (29) |
| Haircut - securities 15% | | (300) |
| Haircut - undue concentration | | 0 |
| NET CAPITAL | $ | 7,702 |
| COMPUTATION OF NET CAPITAL REQUIREMENTS | | |
| Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness | $ | 108 |
| Minimum dollar net capital required | $ | 5,000 |
| Net Capital required (greater of above amounts) | $ | 5,000 |
| EXCESS CAPITAL | $ | 2,702 |
| Excess net capital at 1000% (net capital less 10% of aggregate indebtedness) | $ | 7,539 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS | | |
| Total liabilities net of deferred income taxes payable and deferred income | $ | 1,625 |
| Percentage of aggregate indebtedness to net capital | | 21.10% |

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

| | | |
|---|---|---|
| NET CAPITAL PER COMPANY'S COMPUTATION | $ | 7,701 |
| Rounding | | 1 |
| NET CAPITAL PER AUDITED REPORT | $ | 7,702 |

See Accompanying Notes to Financial Statements

MONARCH BAY ASSOCIATES, LLC
SCHEDULE OF OPERATING EXPENSES
DECEMBER 31, 2008

OPERATING EXPENSES

| | | |
|---|---|---|
| Advertising | $ | 10,000 |
| Bad debt | | 16,900 |
| Consulting fees | | 137,600 |
| Professional fees | | 13,531 |
| Regulatory fees & expenses | | 5,708 |
| Rent | | 24,444 |
| All other | | 3,855 |
| TOTAL OPERATING EXPENSES | $ | 212,038 |

See Accompanying Notes to Financial Statements

PART II

MONARCH BAY ASSOCIATES, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2008

**Elizabeth Tractenberg, CPA**
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

Members
Monarch Bay Associates, LLC
San Juan Capistrano, CA 92675

In planning and performing my audit of the financial statements and supplemental schedules of Monarch Bay Associates, LLC (the Company) for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Members
Monarch Bay Associates, LLC
San Juan Capistrano, CA 92675

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 20, 2008